Exhibit 99.1

BRF — BRASIL FOODS S.A.

A publicly held company with pre-approved equity increased (capital autorizado)

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE 62TH/2010 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drawn up in summary form, as provided for under article 130, paragraph 1 of Law No. 6,404/76)

DATE, PLACE AND TIME: January 21, 2010, at 12:00, at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Majority of Board Members. PRESIDING OFFICIALS: Nildemar Secches, Co-Chairman and Luiz Fernando Furlan, Co-Chairman, and Edina Biava, Secretary. DECISIONS UNANIMOUSLY TAKEN: Pursuant to article 18 of the Company’s bylaws, (A) to approve the granting by the Company of an unconditional and irrevocable guarantee of the obligations of BFF International Limited (“BFF”) arising from the issue of bonds with final maturity in January 28, 2020, to be placed in the international market, in the amount of US$750 million, with a coupon of 7.250% per year ( yield to maturity 7.375%), due and payable semi-annually on January 28 and July 28 of each year, starting on July 28, 2010, as approved by its subsidiary BFF on January 21, 2010 (the “Offer”); (B) to ratify the Offer, as approved by BFF on January 21, 2010, at the price of 99.127%, including the sale of bonds to the institutions subscribing to the Offer as named in the Purchase Agreement and the re-sale of the bonds to qualified institutional investors resident and domiciled in the United States of America, in compliance with the exemption from registration pursuant to Rule 144A of the U.S. Securities Act of 1933 (“Securities Act”), and to investors resident and domiciled outside the United States of America, according to the exemption from registration pursuant to Regulation S of the Securities Act; and (C) to authorize the Company’s directors to take all the necessary measures and acts relating to the Offer and the granting of the guarantee hereby approved, including the execution of documents, contracts and certificates required for the formalization of the same, including (i) the Indenture; and (ii) the Purchase Agreement, as well as to ratify all the Company’s directors’ acts up to day. CLOSURE: These minutes, having been drawn up, read and approved, were signed by all present. Members of the Board of Directors: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co- Chairman, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Roberto Faldini,  Walter Fontana Filho. São Paulo — SP, January 21, 2010. (I certify this to be an exact copy of the original minutes drafted to Register No. 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company, pages 138 to 139).